TWIN MINING CORPORATION
(a development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in Canadian dollars)	Shares issued and subscribed
	Number of	Ascribed	Contibuted	Accumulated
	shares	value	Surplus	deficit	Total
			(note 6(b) & (c))

Balance, December 31, 2001	73,404,344	$44,964,961	$-	$(20,235,892)	$24,729,069

Issue of shares for cash
- at $0.50 per flow through share,
net of share issue costs	6,600,000	2,939,192	-		2,939,192
Issue of shares to Helix Resources Inc.	75,000	27,000	-		27,000
Loss for the year				(855,658)	(855,658)
Balance, December 31, 2002	80,079,344	$47,931,153	$-	$(21,091,550)	$26,839,603

Issue of shares for cash
- at $0.28 per flow through share,
net of share issue costs (note 6(d))	5,357,143	1,435,604	-		1,435,604
- at $0.30 per common share,
net of share issue costs (note 6(d))	616,667	178,331	-		178,331
- at $0.345 per common share,
net of share issue costs (note 6(d))	762,500	250,994	-		250,994
- at $0.33 per common share,
net of share issue costs (note 6(d))	3,000,000	944,533	-		944,533
Issue of shares to Helix Resources Inc.	105,000	42,000	-		42,000
Share issue costs in respect of
CEE renounced in prior years (note 7)	-	(3,039,138)			(3,039,138)
Loss for the year				(104,656)	(104,656)
Balance, December 31, 2003	89,920,654	$47,743,477	$-	$(21,196,206)	$26,547,271

Adoption of stock based compensation
(note 4)	-		646,145	(646,145)	-
Issue of shares for cash
- at $0.35 per common share,
net of share issue costs (note 6(d))	142,857	49,000	-		49,000
- at $0.315 per common share,
net of share issue costs (note 6(d))	1,905,000	596,675	-		596,675
- at $0.30 per common share,
net of share issue costs (note 6(d))	2,383,667	680,800	-		680,800
- at $0.22 per common share,
net of share issue costs (note 6(d))	15,891,364	2,973,906	-		2,973,906
- at $0.20 per common share,
net of share issue costs (note 6(d))	22,000,000	4,230,791	-		4,230,791
Issue of shares to Helix Resources Inc.	120,000	26,400	-		26,400
Share issue costs in respect of
CEE renounced in prior years (note 7)	-	263,712			263,712
Stock-based compensation (note 6(c))			19,430		19,430
Warrants expiring unexercised (note 6(b))		(26,393)	26,393		-
Loss for the year				(7,144,087)	(7,144,087)
Balance, December 31, 2004	132,363,542	$56,538,368	$691,968	$(28,986,438)	$28,243,898

The accompanying notes are an integral part of these consolidated financial statements